Q1 2021 Results Review May 5th, 2021 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

First Quarter | Summary Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Growth and Profitability: strong margin improvements from solid market demand across segments and regions Supply Chain: multiple disruptions, material inflation - extraordinary measures performed by our supply chain and manufacturing teams to meet customers’ demand Strategic execution underway on customer centricity, innovation and margin expansion Free Cash Flow and Net Industrial Cash: seasonal cash absorption lower than historical first quarters and robust cash position to fund greater R&D, CAPEX and inorganic growth Record First Quarter for Profit, Adj EPS and Free Cash Flow

First Quarter | Industry Unit Performances vs. Q1 2020 NOTE: Total Industry Volume % change Q1 2021 vs. Q1 2020 reflecting aggregate for key markets where Company competes. (*) Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors 53% 20% 31% 57% 51% 15% Combines 17% 14% 28% 30% 27% Light 30% (4%) 44% 33% 24% Heavy 11% 3% 38% 47% 38% LCV - 24% 17% 10% 20% M&H - 17% 32% 9% 16% Buses - (19%) (19%) (6%) (16%) 0-140 HP 140+ HP

First Quarter | WW Company Unit Statistics Order book in AG more than doubled year-over-year for both tractors and combines across regions, driven by strong growth in NA for tractors and South America for combines COMPANY INVENTORY DEALER INVENTORY TRACTORS COMBINES LIGHT Heavy Light Duty Trucks Medium & Heavy Order book significantly up y-o-y in both Heavy and Light Construction sub-segments, with increases in all regions for both sub-segments Truck order intake in Europe up 96% year-over-year, with light duty trucks up 95%, and medium & heavy-duty trucks up 101% RETAIL PRODUCTION

(1) Non-GAAP measures (definition and reconciliation in appendix) First Quarter | Financial Highlights Industrial Activities Net Sales % chg. y-o-y Net Sales at $7bn up 36% at constant currency, with all segment up year over year, higher volume, favorable mix and positive pricing $7.0bn +41% Gross Margin bps chg. y-o-y Gross Margin improvement across all industrial segments, mainly driven by higher production and positive pricing 18.6% +700 bps Adjusted EBIT (1) % chg. y-o-y Adjusted EBIT up $693mn from Q1 2020 Adjusted EBIT margin at 7.7% $545mn +468% Free Cash Flow (1) $ chg. y-o-y Cash outflow of $0.4bn, seasonal working capital absorption Industrial Activities net cash at $0.6bn, a decrease of $0.2bn from December 31, 2020 $(371)mn +$1.2bn Consolidated Adjusted Diluted EPS (1) $ chg. y-o-y Adjusted Net Income $454mn, up $520mn from Q1 2020 $0.32 +$0.38 Available Liquidity (1) $ chg. vs. December 31, 2020 Available Liquidity at $13.9bn (liquidity on LTM revenues ratio at 50%) $13.9bn $(2.0)bn

First Quarter | Industrial Activities Net Sales and vs. Q1 2020 AG CE C&SV PT Industrial Activities (1) $3,038mn $656mn $2,805mn $1,234mn $7,043mn +35% +34% @CC +55% +55% @CC +39% +30% @CC +64% +52% @CC +41% +36% @CC By Region As reported By Region As reported By Region As reported By Region As reported By Region As reported By Product As reported By Product As reported By Product As reported By Product As reported By Segment As reported (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note | % change y-y and @CC means at constant currency Q1 2020 Q1 2021

First Quarter | Ind. Activities Adj EBIT walk (Driver & Segment) (1) Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix (148) 447 165 28 8 (36) 87 (6) 545 Adj. EBIT (1) Q120 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q121 AG CE C&SV PT (*) 7.7% (3.0%) 220 34 99 94 100 48 17 14 18 3 (7) 11 7 (8) (2) (10) 0 (12) (14) 40 1 33 13 AG 23.3% 13.1% CE 14.3% 3.8% C&SV 11.7% 2.7% PT (*) 15.4% 9.3% Gross Margin Adj EBIT Margin Walk by Segment +8.0 p.p. +16.4 p.p. +3.4 p.p. +4.2 p.p. +12.0 p.p. +23.5 p.p. +5.5 p.p. +5.2 p.p. Note: Numbers may not add due to rounding Note | p.p. change vs. Q1 2020

First Quarter | Financial Services Net Income ($mn) (**) RoA defined as: EBIT / average managed assets annualized Profitability Ratios Managed Portfolio (*) & Retail Originations (*) $24.7bn $25.8bn March 31, 2020 March 31, 2021 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (*) Including unconsolidated JVs Q1 2021 Q1 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2018 2019 2020 2021 Gross Margin / Average Assets on Book ROA (**) 3.7% 3.3% 3.2% 3.4% 2.2% 2.0% 1.7% 1.9% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2018 2019 2020 2021 3.6% 3.4% 2.6% 2.1% Q1 ’21 retail originations at $2.4bn, up $0.3bn compared to March 31, 2020 Managed portfolio* at $25.8bn, up $1.1bn compared to March 31, 2020 (flat on a constant currency basis)

First Quarter | Free Cash Flow and Debt Maturity Profile (*) Non-GAAP measures (reconciliation in appendix) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. Industrial Activities | Free Cash Flow (*) Δ vs. Q1 2020 763 (85) (873) (71) (70) (35) (371) IA | ADJ EBITDA CASH INTEREST AND TAXES CHG IN WORKING CAPITAL CHG IN PROVISIONS. & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES IA FREE CASH FLOW 691 (6) 420 95 (7) (41) 1,152 Change in Working Capital TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q1 2021 Q1 2020 Cash inflow Cash outflow 0.9 ($mn) ($bn) (**) Represents cash portion of debt maturities as of March 31st , 2021 (***) Of which $0.9bn Restricted Cash Debt Maturity Profile 13.9 3.1 1.6 1.9 1.5 1.0 3.5 Mar-end ‘21 9M 21 2022 2023 2024 2025 Beyond Debt Maturity Schedule (**) ($12.7bn) Available Liquidity (***) ($bn) Undrawn M/T unsecured Committed Lines Cash Bank Debt Capital Market Other

Q1 2021 Final Remarks

First Quarter | Capital Allocation Organic Growth IA Gross Debt Reduction Industrial Activities gross debt reduced by 14% (10% at constant currency) to $6.3bn vs. Q4 2020 Execution of the Make Whole Call on the residual €316mn CNHI Finance Europe 1.375% Notes due in May 2022 Early repayment of bank debt for $0.4bn, various bank facilities due in early 2022 Capex at $70mn up 11% vs. Q1 2020 Capex at 1.0% of net sales in Q1 ’21 R&D at $263mn up 23% vs. Q1 2020 R&D at 3.7% of net sales in Q1 ’21 Total spending (Capex + R&D) in new products was $205mn, up 34% vs. Q1 2020 Inorganic Growth Completed acquisition of four divisions of CEG in South Africa (direct distribution network for Case IH) Completed minority investment in Monarch Tractor (autonomy and electrification) Acquired minority stake in Augmenta (crop sensing and machinery automation) Acquired minority stake in Bennamann (biogas, sustainable technologies)

Agriculture | Alternative Propulsions – Leading the Green Revolution CNHI as the preferred partner for net-zero Carbon Farming CNHI is promoting circular economy in AG Partnering with local stakeholder and tech companies to drive the change AG waste can and should be recovered to generate electricity, heat and fuel for vehicles and Machinery while reducing emissions Product Roadmap based around different technologies Leveraging Minority investments through M&A to expand product offering Gas Tractor Developing a complete AG offering around alternative fuels and the circular economy model Compacts (0 – 50 HP) Small Tractors (55 – 120 HP) Medium Tractors (120 – 350 HP) Large Tractors (250+ HP) Harvesting Equipment Hay & Forage

FY 2021E Updated Guidance

FY 2021E Outlook | Industry Unit Performances vs. FY 2020 NOTE: Total Industry Volume % change FY 2021 vs. FY 2020 reflecting aggregate for key markets where Company competes (*) Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors ~ 20% 5% - 10% ~ 15% 5%+ 10% ~ 20% Combines ~ 20% 5% - 10% 10% - 15% 5% 5% - 10% Light 15% - 20% Flat – 5% 20% 10% - 15% 10% - 15% Heavy ~ 10% ~ 10% ~ 20% 10% - 15% 10% - 15% LCV - 20% - 25% 25% Flat – 5% 15% - 20% M&H - ~ 40% 25% 5% - 10% 20% - 25% Buses - Flat 15% - 20% 5% - 10% 5% - 10% 0-140 HP 140+ HP

(*) Net Sales outlook reflecting €/$ at 1.20 This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions FY 2021E Updated Guidance Previous Guidance Updated Guidance Industrial Activities Net Sales (*) (including currency translation effects) Up between 8% and 12% Up between 14% and 18% SG&A ≤ 7.5% of Net Sales Confirmed Free Cash Flow Positive between $0.4bn / $0.8bn Positive between $0.6bn / $1.0bn R&D ~ 4.5% of Net Sales At ~ $2.0bn Capex > 2.5% of Net Sales FY 2021E additional impact from raw material cost increases, freight costs and other supply chain constraints

Off-Highway On-Highway CNH Industrial N.V. “NewCo” Off - Highway On - Highway AG CE FS FS C&SV PT Spin Off Perimeter

Spin Off Roadmap 2020 Q1 ’21 Q2 ’21 Q3 ’21 Q4 ’21 Q1 ’22 SPIN POSTPONED DUE TO COVID EXTRAORDINARY GENERAL MEETING INVESTOR ROADSHOW DAY 1 REGULATORY APPROVALS EXECUTE PORTFOLIO TRANSFORMATION Off-Highway On-Highway QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (May 5th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (November 4th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (July 30th) ANNUAL GENERAL MEETING (April 15th)

Strong demand expected to continue in all segments FY 2021E | CEO Takeaway messages Continued diligent supply chain management to serve customers and deliver on our financial outlook Accelerating innovation: Digital, alternative fuels, sustainability Refocused efforts on the spin, first quarter outperformance demonstrates our confidence in developing a successful On-Highway company Healthy momentum in our markets, improving execution and agility across our businesses positioning Off- and On-Highway on the right path for the future

Appendix

First Quarter 2021 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q1 2021   Q1 2020   Δ U.S. GAAP           Revenues ($mn) 7,473   5,461   37% Net Sales | Industrial Activities ($mn) 7,043 4,993 41% Net Income ($mn) 425   (54)   887% Diluted EPS ($) 0.30 (0.05) 700%   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 6,795 4,933 36% Adjusted EBIT | Industrial Activities ($mn) 545   (148)   468% Adjusted EBIT Margin | Industrial Activities (%) 7.7% (3.0%) 1,070 bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 572   (94)   709% Adjusted Effective Tax Rate 25% 31%  (600) bps Adjusted Net Income ($mn) 454 (66) 788% Adjusted net income attributable to CNH Industrial N.V. 437   (77)   668% Weighted average shares outstanding – diluted (million) 1,359   1,350   1% Adjusted Diluted EPS ($) 0.32   (0.06)   633% Free Cash Flow | Industrial Activities ($bn) (371) (1,523) 1,152             Mar 31,2021   Dec 31,2020   Δ Net Industrial Cash (Debt) ($bn) 0.6   0.8   (25)% Available Liquidity ($bn) 13.9 15.9   (13)%

First Quarter 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 AG 3,038 2,244 709 343 399 24 13.1% 1.1% 62 64 CE 656 422 94 (9) 25 (83) 3.8% (19.7)% 9 13 C&SV 2,805 2,021 327 167 76 (56) 2.7% (2.8)% 115 114 PT 1,234 753 190 84 115 31 9.3% 4.1% 31 29 E&O (690) (447) (10) (6) (70) (64) - - 1 - IA 7,043 4,993 1,310 579 545 (148) 7.7% (3.0)% 218 220 FS 448 489 172 165 E&O (18) (21) - Total 7,473 5,461 1,482 744 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix)

First Quarter 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 NA 35% 37% NA 43% 40% NA n.m. n.m. NA 3% 4% EU 34% 35% EU 20% 22% EU 80% 81% EU 70% 74% SA 13% 13% SA 13% 16% SA 7% 6% SA 6% 6% RoW 18% 15% RoW 24% 22% RoW 13% 13% RoW 21% 16% Tractors 56% 59% Heavy 46% 48% Trucks 82% 79% Engines 90% 90% Combines 21% 17% Light 49% 48% Buses 12% 16% Transm. 1% 1% Others 23% 24% Others 5% 4% Others 6% 5% Axles 9% 9% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) Q1 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q1 21 IA (148) 447 165 28 8 (36) 87 (6) 545 AG 24 220 100 14 11 (10) 40 399 CE (83) 34 48 18 7 0 1 25 C&SV (56) 99 17 3 (8) (12) 33 76 PT 31 94 (7) (2) (14) 13 115 AG CE C&SV PT Note: Numbers may not add due to rounding

Capex and R&D (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q1 2021 Q1 2020 Investments in property, plant and equipment, and intangible assets (1) 70 63 Breakdown by Category NEW PRODUCT & TECHNOLOGY 54% 56% MAINTENANCE & OTHER 43% 43% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 3% 1% Breakdown by Segment AGRICULTURE 44% 50% CONSTRUCTION 8% 11% COMMERCIAL & SPECIALTY VEHICLES 28% 27% POWERTRAIN 20% 12% Research and Development 263 214 Total spending (Capex + R&D) in new products 205 153 Breakdown by Trend DIGITALIZATION; ELECTRIFICATION; AUTONOMOUS & TELEMATICS 48% 47% REGULATORY 18% 19% OTHER NEW PRODUCTS 34% 34% ($mn)

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding ($mn) Outstanding Mar 31, 2021 9M 2021 2022 2023 2024 2025 Beyond 2.7 Bank Debt 1.3 0.5 0.2 0.1 0.1 0.5 9.7 Capital Market 1.7 0.9 1.8 1.4 0.9 3.0 0.3 Other Debt 0.1 0.2 0.0 0.0 0.0 0.0 12.7 Cash Portion of (Debt) Maturities 3.1 1.6 1.9 1.5 1.0 3.5 of which Industrial Activities 0.6 0.3 1.1 0.9 0.9 2.5 of which Financial Services 2.5 1.2 0.9 0.6 0.1 1.0 8.0 Cash & Cash Equivalents 0.9 of which restricted cash 0.2 Other Current Financial Assets (1) 5.8 Undrawn Committed credit lines 13.9 Total Available Liquidity (1) This item includes short-term deposits and investments towards high-credit rating counterparties

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q1         2018 2019 2020 2021             MKT SHARE(1) Light (3.5-7.49t) 13.8% 13.1% 12.1% 12.0% M&H (≥7.5t) 8.2% 6.0% 8.5% 8.3%   Europe (*) 11.6% 10.4% 10.8% 10.8% B-TO-B Light (3.5-7.49t) 1.35 1.21 1.50 2.00 M&H (≥7.5t) 1.04 1.12 1.27 1.70   Europe (*) 1.26 1.19 1.44 1.92           Δ 18/19 Δ 19/20 Δ 20/21         MKT SHARE(1) Light (3.5-7.49t)   (0.7) p.p. (1.0) p.p. 0.0 p.p. M&H (≥7.5t)   (2.2) p.p. 2.5 p.p. (0.2) p.p.   Europe (*)   (1.2) p.p. 0.4 p.p. 0.0 p.p. ORDERS Light (3.5-7.49t)   (1.8%) (17.7%) 95% M&H (≥7.5t)   (21.7%) (1.7%) 101%   Europe (*)   (6.6%) (14.5%) 96% DELIVERIES Light (3.5-7.49t)   9.1% (33.6%) 46% M&H (≥7.5t)   (27.0%) (13.4%) 50%   Europe (*)   (1.3%) (29.3%) 47%

Reconciliations

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) (1)In the three months ended March 31, 2021, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) Q1 2021 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income           425 Less: Consolidated Income tax (expense) benefit           (157) Consolidated Income before taxes           582 Less: Financial Services             Financial Services Net income           91   Financial Services Income taxes           33 Add back of the following Industrial Activities items:               Interest expenses, net of interest income and eliminations           66 Foreign exchange (gains) losses, net           18   Finance and non-service component of Pension and other post-employment benefit costs (1)           (34) Adjustments for the following Industrial Activities items:               Restructuring expenses 2 (1) 1 - - 2 Nikola investment fair value adjustment - - - - 35 35 Adjusted EBIT of Industrial Activities 399 25 76 115 (70) 545

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) ($mn) Q1 2020 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss)           (54) Less: Consolidated Income tax (expense) benefit           23 Consolidated Income (loss) before taxes           (77)  Less: Financial Services           Financial Services Net income           80   Financial Services Income taxes           30 Add back of the following Industrial Activities items:             Interest expenses, net of interest income and eliminations           59 Foreign exchange (gains) losses, net           (2)   Finance and non-service component of Pension and other post-employment benefit costs (1)           (30) Adjustments for the following Industrial Activities items:               Restructuring expenses 2 1 2 - - 5 Other discrete items - - - - 7 7 Adjusted EBIT of Industrial Activities 24 (83) (56) 31 (64) (148) In the three months ended March 31, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

First Quarter 2021 Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) Q1 2021   Q1 2020   Net income (loss) 425 (54) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 15 (18) Adjustments impacting Income tax (expense) benefit (b) 14 6 Adjusted net income 454 (66) Adjusted net income attributable to CNH Industrial N.V. 437 (77) Weighted average shares outstanding – diluted (million) 1,359 1,350 Adjusted diluted EPS ($) 0.32 (0.06)   Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 557 (76) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 15 (18) Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 572 (94)   Income Tax benefit (expense) (157) 23 Adjustments impacting Income tax (expense) benefit (b) 14 6 Adjusted income tax (expense) benefit (B) (143) 29     Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 25% 31%

First Quarter 2021 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q1 2021   Q1 2020   (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         Nikola investment fair value adjustment 35 - Restructuring expenses 2 5 Cost of repurchase/early redemption of notes 8 - Pre-tax gain related to the modification of a healthcare plan in the U.S. (30) (30) Other discrete items - 7 Total 15 (18)   (b) Adjustments impacting Income tax (expense) benefit Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 7 6 Other 7 - Total 14 6

Reconciliation of Total Debt to Net Debt (US GAAP)

32

($mn)

	Consolidated		Industrial Activities		Financial Services	
	March 31, 2021	**December 31, 2020**	**March 31, 2021**	**December 31, 2020**	**March 31, 2021**	**December 31, 2020**
Third party debt	(23,805)	(26,053)	(6,286)	(7,271)	(17,519)	(18,782)
Intersegment notes payable	-	-	(1,148)	(1,017)	(1,169)	(856)
Total (Debt) (1)	**(23,805)**	**(26,053)**	**(7,434)**	**(8,288)**	**(18,688)**	**(19,638)**
Cash and cash equivalents	7,059	8,785	6,590	8,017	469	768
Restricted cash	908	844	104	99	804	745
Intersegment notes receivable	-	-	1,169	856	1,148	1,017
Other current financial assets(2)	164	94	164	94	-	-
Derivatives hedging debt	(2)	8	(2)	8	-	-
Net Cash (Debt) (3)	**(15,676)**	**(16,322)**	**591**	**786**	**(16,267)**	**(17,108)**

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,148 million and $1,017 million as of March 31, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,169 million and $856 million as of March 31, 2021 and December 31, 2020, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(21) million and $161 million as of March 31, 2021 and December 31, 2020, respectively.

May 5th, 2021

CNH INDUSTRIAL

Q1 2021 Results Review

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q1 2021 Q1 2020 Net cash provided by (used in) Operating Activities 372 (532) Less: Cash flows from Operating Activities of Financial Services net of eliminations 472 841 Change in derivatives hedging debt of Industrial Activities and other (11) 5 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (155) (98) Operating cash flow of Industrial Activities (266) (1,466) Investments in property, plant and equipment, and intangible assets of Industrial Activities (70) (63) Other changes (1) (35) 6 Free cash flow of Industrial Activities (371) (1,523) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments First Quarter 2021

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($mn) March 31, 2021 December 31, 2020 Cash and cash equivalent 7,059 8,785 Restricted cash 908 844 Undrawn committed facilities 5,755 6,148 Other current financial assets(1) 164 94 Available liquidity 13,886 15,871 (1) This item includes short-term deposits and investments towards high-credit rating counterparties First Quarter 2021

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369